UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

NMI HOLDINGS, INC.
(Name of Issuer)

Class A Common Stock par value $0.01 per share
(Title of Class of Securities)

629209305
(CUSIP Number)

December 31, 2013
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 10 Pages
Exhibit Index: Page 8

CUSIP NO. 629209305	Page 2 of 10 Pages

1.	Names of Reporting Persons

PERRY CORP

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization

NEW YORK

	5.	Sole Voting Power
Number of Shares		4,612,000
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 4,612,000
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,612,000

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

7.94%

12.	Type of Reporting Person (See Instructions)

IA, CO

CUSIP NO. 629209305	Page 3 of 10 Pages

1.	Names of Reporting Persons

RICHARD C. PERRY

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization

UNITED STATES

	5.	Sole Voting Power
Number of Shares		4,612,000
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 4,612,000
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,612,000

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

7.94%

12.	Type of Reporting Person (See Instructions)

IN, HC

CUSIP NO. 629209305	Page 4 of 10 Pages

Item 1(a).	Name of Issuer:

NMI Holdings, Inc. (the "Issuer").

Item 1(b).	Address of the Issuer's Principal Executive Offices:

2100 Powell Street
Emeryville, CA 94608

Item 2(a).	Name of Person Filing

This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

i)	Perry Corp.; and

ii)	Richard C. Perry, in his capacities as the President and sole stockholder of Perry Corp. ("Mr. Perry”).

This statement relates to Shares (as defined herein) held for the accounts of two or more private investment funds for which Perry Corp. acts as general partner and/or managing member of the general partner and/or investment adviser.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 767 Fifth Avenue, New York, New York 10153.

Item 2(c).	Citizenship:

i)	Perry Corp. is a New York corporation; and

ii)	Mr. Perry is a citizen of the United States.

Item 2(d).	Title of Class of Securities:
Class A Common Stock par value $0.01 per share (the “Shares”).
Item 2(e).	CUSIP Number:

629209305

CUSIP NO. 629209305	Page 5 of 10 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(e) Perry Corp. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

(g) Mr. Perry is a control person of Perry Corp.

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of the Date of Event and as of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 4,612,000 Shares, which is reflected on the cover page to this Schedule 13G.

Item 4(b).	Percent of Class:

As of December 1, 2013, the number of Shares outstanding was 58,052,480 according to the Issuer’s Quarterly Report on Form 10-Q filed on December 17, 2013.  As of the Date of Event and as of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 7.94% of the total number of Shares outstanding.

Item 4(c).	Number of shares as to which such person has:

Perry Corp.
(i)	Sole power to vote or direct the vote	4,612,000
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	4,612,000
(iv)	Shared power to dispose or to direct the disposition of	0

Mr. Perry
(i)	Sole power to vote or direct the vote	4,612,000
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	4,612,000
(iv)	Shared power to dispose or to direct the disposition of	0

CUSIP NO. 629209305	Page 6 of 10 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The limited partners of (or investors in) each of two or more private investment funds for which Perry Corp., and/or its affiliates, acts as general partner and/or managing member of the general partner and/or investment adviser, have the right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for the accounts of such funds in accordance with their respective limited partnership interest (or investment percentages) in such funds.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

i) Perry Corp. is the relevant entity for which Mr. Perry may be considered a control person.

ii) Perry Corp. is an investment adviser registered under the Investment Advisers Act of 1940.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 629209305	Page 7 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 13, 2014	PERRY CORP.
By: Richard C. Perry, President

By: /s/ Michael C. Neus*
Michael C. Neus
Attorney-in-Fact

Date: February 13, 2014	RICHARD C. PERRY

By: /s/ Michael C. Neus*
Michael C. Neus
Attorney-in-Fact

*By Michael C. Neus, attorney-in-fact

CUSIP NO. 629209305	Page 8 of 10 Pages

EXHIBIT INDEX
Page No.
A.	Joint Filing Agreement, dated as of February 13, 2014, by and among the Reporting Persons	9
B.	Power of Attorney, dated June 21, 2005	10

CUSIP NO. 629209305	Page 9 of 10 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A Common Stock, par value $0.01 per share, of NMI Holdings, Inc., dated as of February 13, 2014, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: February 13, 2014	PERRY CORP.
By: Richard C. Perry, President

By: /s/ Michael C. Neus*
Michael C. Neus
Attorney-in-Fact

Date: February 13, 2014	RICHARD C. PERRY

By: /s/ Michael C. Neus*
Michael C. Neus
Attorney-in-Fact

*By Michael C. Neus, attorney-in-fact

CUSIP NO. 629209305	Page 10 of 10 Pages

EXHIBIT B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, RICHARD Perry, hereby make, constitute and appoint each of PAUL LEFF and MICHAEL NEUS acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity  or (b) in my capacity as an officer of, shareholder of or in other capacities with Perry Corp. ("Perry") and each of its affiliates or entities advised by me or Perry, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 21st day of June 2005.

/s/ Richard Perry
Richard Perry